Newcourt Acquisition Corp

2201 Broadway

Suite 705

Oakland, CA 94612

October 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Newcourt Acquisition Corp
Registration Statement on Form S-1, as amended
Filed March 16, 2021
File No. 333-254328

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Newcourt Acquisition Corp hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Tuesday, October 12, 2021, or as soon thereafter as practicable.

Very truly yours,

/s/ Marc Balkin
Marc Balkin
Chief Executive Officer

cc:	Reed Smith LLP Ellenoff Grossman & Schole LLP